

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2022

The principal balances and results accumulated for the period ending August 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	3,262,488
Loans and accounts receivables from customers and banks, net	37,092,380
Loans and accounts receivables from customers at fair value, net	74,623
Financial instruments	10,415,895
Financial derivative contracts	14,470,023
Other asset items	5,654,977
Total assets	**70,970,386**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,770,657
Time deposits and other time liabilities	13,048,171
Issued debt and regulatory capital instruments	9,502,945
Financial derivative contracts	16,325,921
Other liabilities items	13,575,739
Total equity	3,746,953
Total liabilities and Equity	**70,970,386**

Equity attributable to:	
Equity holders of the Bank	3,642,311
Non-controlling interest	104,642

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,209,218
Net fee and commission income	262,660
Result from financial operations	145,938
Total operating income	**1,617,816**
Provision for loan losses	(221,576)
Support expenses	(563,599)
Other results	(72,791)
Income before tax	**759,850**
Income tax expense	(96,168)
Net income for the period	**663,682**

Attributable to:	
Equity holders of the Bank	653,399
Non-controlling interest	10,283

As of August 31, 2022, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$35,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de agosto de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.262.488
Créditos y cuentas por cobrar a clientes y bancos	37.092.380
Créditos y cuentas por cobrar a clientes a valor razonable	74.623
Instrumentos financieros	10.415.895
Contratos de derivados financieros	14.470.023
Otros rubros del activo	5.654.977
Total Activos	**70.970.386**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.770.657
Depósitos y otras captaciones a plazo	13.048.171
Instrumentos de deuda y capital regulatorio emitidos	9.502.945
Contratos de derivados financieros	16.325.921
Otros rubros del pasivo	13.575.739
Total patrimonio	3.746.953
Total Pasivos y Patrimonio	**70.970.386**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.643.311
Interés no controlador	104.642

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	1.209.218
Ingresos neto de comisiones	262.660
Resultado de operaciones financieras	145.938
Total ingresos operacionales	**1.617.816**
Gasto de pérdidas crediticias	(221.576)
Gastos de apoyo	(563.599)
Otros resultados	(72.791)
Resultado antes de impuesto	**759.850**
Impuesto a la renta	(96.168)
Utilidad consolidada del periodo	**663.682**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	653.399
Interés no controlador	10.283

Al 31 de agosto de 2022, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$35.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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